					EXHIBIT 12
ASHLAND GLOBAL HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)
	Years ended September 30
	2012	2013	2014	2015	2016
EARNINGS
Income from continuing operations	$14	$553	$72	$191	$3
Income tax expense (benefit)	(57)	196	(188)	(22)	133
Interest expense	197	208	149	148	167
Interest portion of rental expense	28	25	29	20	22
Amortization of deferred debt expense	54	65	14	18	23
Distributions in excess of (less than) earnings
of unconsolidated affiliates	(32)	(15)	(11)	7	5
	$204	$1,032	$65	$362	$353
FIXED CHARGES
Interest expense	$197	$208	$149	$148	$167
Interest portion of rental expense	28	25	29	20	22
Amortization of deferred debt expense	54	65	14	18	23
Capitalized interest	1	1	1	2	1
	$280	$299	$193	$188	$213
RATIO OF EARNINGS TO FIXED CHARGES	(A)	3.45	(B)	1.93	1.66

(A) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $76 million would have been required for the year ended September 30, 2012.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $128 million would have been required for the year ended September 30, 2014.